SGB INTERNATIONAL HOLDINGS INC.
Jinhuai Middle Street, Hong Hua Yuan Block 1 Unit 907
Fengze District, Quanzhou City, Fujian Province
PRC China 362300
Tel: +86-13611930299

July 25, 2011

BY EDGAR

Securities and Exchange Commission
100 F Street North East
Washington, DC 20549
U.S.A.

Attention: Larry Spirgel, Assistant Director

Dear Mr. Spirgel:

Re:	SGB International Holdings Inc. (the “Company”)
Form 8-K
Filed May 12, 2011
File No. 0-53490

     We write in response to your letter dated June 10, 2011 and in furtherance of our letter of June 27, 2011 with respect to the above-noted filing of the Company. We request a further two-week extension of our earlier anticipated date of our responses to your comments. While our responses are substantially completed, in order to update the coal reserve to December 31, 2010 and provide responses requiring certain technical expertise, we require assistance from the engineering firm that prepared a technical report on our property. However, we were only recently advised by the mining consulting company that one of their key engineering professional who prepared the report has left the engineering firm. We are currently trying to engage this mining professional independently to assist us in preparing the responses to your comments to avoid further delay. We anticipate to be able to provide a complete response to all comments by no later than August 8, 2011.

     Should you have any questions, please do not hesitate to contact our legal counsel: Clark Wilson LLP, Attn: L.K. Larry Yen, at (604) 891-7715.

Yours truly,

SGB INTERNATIONAL HOLDINGS INC.

/s/ Xin Li
Xin Li
Chief Executive Officer